Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-126811

July 25, 2007

JULY CURRENCY EMAIL

SUBJECT: Access FX with Barclays iPath(SM) Exchange Rate ETNs.


iPath
ACCESS TO FX IN
A SINGLE TRADE

Transacting in currency spot markets can be challenging and costly. But it doesn't have to be.

iPath Exchange Traded Notes (ETNs) from Barclays offer three new Exchange Rate ETNs that provide cost-effective, tax-efficient alternatives for obtaining targeted exchange rate exposure:

- **iPath℠ EUR/USD Exchange Rate ETN** (Ticker: ERO)
- **iPath℠ GBP/USD Exchange Rate ETN** (Ticker: GBB)
- **iPath℠ JPY/USD Exchange Rate ETN** (Ticker: JYN)

All iPath ETNs offer:

- Tax efficiency[1]
- Cost efficiency[2]
- Transparency
- Daily exchange liquidity

For more information call us at **1-877-76-iPATH** or visit www.iPathETN.com.

Get the info on iPath ETNs from Barclays

TELL ME MORE

Get the iPath Exchange Rate ETNs Info Sheet

Get the Basics of Currency Brochure

FIND YOUR iPATH | **1-877-76-iPATH** | **www.iPathETN.com**

BARCLAYS iPath

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[1] The sale, redemption or maturity of the Securities will generate tax consequences. In certain cases, you may be required to make a specific election in order to receive the most favorable tax treatment. For a more complete description, please see the description of the U.S. federal income tax treatment in the applicable Pricing Supplement at www.iPathETN.com.

[2] iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. ("BGINA"), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. ("BCI") are affiliates of Barclays Bank PLC.

iPath ETNs (the "Securities") are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. **Sales in the secondary market may result in significant losses.**

An investment in iPath ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the U.S. dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses.

Barclays Bank PLC and its affiliates, including BGINA and its affiliates, and BCI and its affiliates, do not provide tax advice. Please note that (i) any discussion of U.S. tax matters contained in this communication (including any attachments) cannot be used by you for the purpose of avoiding tax penalties; (ii) this communication was written to support the promotion or marketing of the matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

• Not FDIC Insured • No Bank Guarantee • May Lose Value

Barclays Global Investors
45 Fremont Street
San Francisco, CA 94105